UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Validus Holdings, Ltd.
(Name of Issuer)

Common Shares, par value $0.175
(Title of Class of Securities)

BMG9319H1025
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. BMG9319H1025

1.	Name of Reporting Person Bank of America Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 2,983,451*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,983,451*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐*
11.	Percent of Class Represented by Amount in Row (9) 3.01%
12.	Type of Reporting Person (See Instructions) HC

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. BMG9319H1025

1.	Name of Reporting Person Merrill Lynch & Co., Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 2,561,592*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,561,592*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 2.58%
12.	Type of Reporting Person (See Instructions) CO

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. BMG9319H1025

1.	Name of Reporting Person Merrill Lynch Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 1,550,172*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,550,172*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 1.56%
12.	Type of Reporting Person (See Instructions) CO

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. BMG9319H1025

1.	Name of Reporting Person Merrill Lynch Ventures, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 1,550,172*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,550,172*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 1.56%
12.	Type of Reporting Person (See Instructions) OO

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. BMG9319H1025

1.	Name of Reporting Person Merrill Lynch Ventures L.P. 2001
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 1,550,172*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,550,172*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 1.56%
12.	Type of Reporting Person (See Instructions) PN

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. BMG9319H1025

1.	Name of Reporting Person Merrill Lynch, Pierce, Fenner & Smith Incorporated
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 1,011,420*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,011,420*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 1.01%
12.	Type of Reporting Person (See Instructions) BD, IA

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. BMG9319H1025

1.	Name of Reporting Person Bank of America, National Association
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 421,859*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 421,859*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 0.43%
12.	Type of Reporting Person (See Instructions) BK

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. BMG9319H1025

STATEMENT ON SCHEDULE 13G

Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Act”), and as provided in the Joint Filing Agreement filed as Exhibit 1 to this Statement on Schedule 13G (this “Schedule 13G”), each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their ownership of common shares, par value $0.175 per share (the “Shares”), of Validus Holdings, Ltd. (the “Issuer”).

Item 1.

(a)           Name of Issuer:

Validus Holdings, Ltd.

(b)           Address of Issuer’s Principal Executive Offices:

19 Par-la-Ville Road
Hamilton, Bermuda HM 11

Item 2.

(a)           Name of Person Filing:

Bank of America Corporation
Merrill Lynch & Co., Inc.
Merrill Lynch Group, Inc.
Merrill Lynch Ventures, LLC
Merrill Lynch Ventures L.P. 2001
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Bank of America, National Association

(b)           Address of Principal Business Office or, if None, Residence:

100 N. Tryon Street,
North Carolina, 28255

(c)           Citizenship:

See Item 4 of each cover page.

 (d)           Title of Class of Securities:

Common shares, $0.175 par value per share.

(e)           CUSIP Number:

BMG9319H1025

CUSIP No. BMG9319H1025

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a) Amount Beneficially Owned:

As of December 31, 2011, Merrill Lynch Ventures L.P. 2001 (“ML Ventures L.P.”) owned 1,550,172 Shares of the Issuer directly.  ML Ventures L.P. subsequently sold a total of 154,516 of these shares on January 20, February 1 and February 2, 2012 and as of the date of this filing holds 1,395,656 shares of the Issuer.

See below.

(b) Percent of Class: See below.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Zero.

(ii) Shared power to vote or to direct the vote:

Zero.

(iii) Sole power to dispose or to direct the disposition of:

Zero.

(iv) Shared power to dispose or to direct the disposition of:

See below.

CUSIP No. BMG9319H1025

As of December 31, 2011, each of the Reporting Persons directly owned of record the number and percentage of issued and outstanding Shares of the Issuer listed opposite its name:

Reporting Person	Shares Owned	Percentage of Issuer Outstanding Shares(1)
Bank of America Corporation (2)	0	0.0%
Merrill Lynch & Co., Inc. (3)	0	0.0%
Merrill Lynch Group, Inc. (4)	0	0.0%
Merrill Lynch Ventures, LLC(5)	0	0.0%
Merrill Lynch Ventures L.P. 2001(6)	1,550,172**	1.56%
Merrill Lynch, Pierce, Fenner & Smith Incorporated(7)	1,011,420	1.01%
Bank of America, National Association(8)	421,859	0.43%

(1)
Based on a total of 99,053,996 Shares outstanding, as reported by the Issuer on its Quarterly Report for the period ended September 30, 2011 filed on Form 10-Q on November 4, 2011, plus 121,601 Shares the Reporting Persons may acquire upon the exercise of certain warrants of the Issuer.

(2)
Bank of America Corporation (“BAC”), a Delaware corporation, is the ultimate parent company of each of the other Reporting Persons.  Its specific relationship to the other Reporting Persons is explained below.  As the ultimate parent company of the other Reporting Persons, it may be deemed to beneficially own 2,983,451 Shares, representing 3.01% of the outstanding Shares of the Issuer.  BAC hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(3)
Merrill Lynch & Co., Inc. (“ML&Co”), a Delaware corporation, is a wholly owned subsidiary of BAC.  Its specific relationship to the other Reporting Persons (as applicable) is explained below.  Because of such relationship, it may be deemed to beneficially own 2,561,592 Shares representing 2.58% of the outstanding Shares of the Issuer.  ML&Co hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(4)
Merrill Lynch Group, Inc. (“ML Group”), a Delaware corporation, is a wholly owned subsidiary of ML&Co.  Its specific relationship to the other Reporting Persons (as applicable) is explained below.  Because of such relationship, it may be deemed to beneficially own 1,550,172 Shares representing 1.56% of the outstanding Shares of the Issuer.  ML Group hereby disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(5)
Merrill Lynch Ventures, LLC (“ML Ventures LLC”), a Delaware limited liability company, is a wholly owned subsidiary of ML Group.  It is also the sole general partner of ML Ventures LP (as defined below) and as such may be deemed to beneficially own all the 1,550,172 Shares  (representing 1.56% of the outstanding Shares of the Issuer) directly owned by ML Ventures LP.  ML Ventures LLC hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(6)
Merrill Lynch Ventures L.P. 2001 (“ML Ventures LP”) is a Delaware limited partnership.  Its decisions regarding the voting or disposition of shares of its portfolio investments (including its investment in the Issuer) are made by the management and investment committee of the board of directors of ML Ventures LLC.  ML Ventures LP hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(7)
Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS”), a Delaware corporation, is a wholly owned subsidiary of ML&Co.  MLPFS hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(8)
Bank of America, National Association (“BANA”), a federally chartered bank, is a wholly owned subsidiary of BANA Holding Corporation, which is a wholly owned subsidiary of BAC North America Holding Company, which is a wholly owned subsidiary of NB Holdings Corporation (the “BANA Parent Companies”), which is a wholly-owned subsidiary of BAC.  Because of the relationships (as described in this footnote and below) to the Reporting Persons (as applicable) each of the BANA Parent Companies may be deemed to beneficially own 421,859 Shares (representing 0.43% of the outstanding Shares of the Issuer).  BANA and each of the BANA Parent Companies hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

__________________________
** Includes 121,601 Shares acquirable upon the exercise of warrants of the Issuer.

CUSIP No. BMG9319H1025

Item 5.                    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Item 4.

Item 8.                    Identification and Classification of Members of the Group.

Not applicable.

Item 9.                    Notice of Dissolution of Group

Not applicable.

Item 10.                  Certification

Not applicable.

CUSIP No. BMG9319H1025

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 14, 2012

BANK OF AMERICA CORPORATION
By:	/s/ Michael Didovic Name: Michael Didovic Title: Authorized Signatory

MERRILL LYNCH & CO., INC
By:	/s/ Lawrence Emerson Name: Lawrence Emerson Title: Attorney-In-Fact

MERRILL LYNCH GROUP, INC.
By:	/s/ Margaret Nelson Name: Margaret Nelson Title: Authorized Signatory

MERRILL LYNCH VENTURES, LLC
By:	/s/ Margaret Nelson Name: Margaret Nelson Title: Vice President and Secretary

MERRILL LYNCH VENTURES L.P. 2001 By: Merrill Lynch Ventures, LLC, its general partner
By:	/s/ Margaret Nelson Name: Margaret Nelson Title: Vice President and Secretary

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
By:	/s/ Lawrence Emerson
Name: Lawrence Emerson Title: Attorney-in-Fact BANK OF AMERICA, NATIONAL ASSOCIATION
By:	/s/ Michael Didovic Name: Michael Didovic Title: Authorized Signatory